

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

<u>Via Facsimile</u>
Andrew J. Burke
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

      Re: **Bunge Limited**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               File No. 001-16625

Dear Mr. Burke:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brad Skinner

               Brad Skinner
               Senior Assistant Chief Accountant